Exhibit 99.1

Press release

Biophytis appoints Yann Meunier and Bernard Lévy to its Scientific Advisory Board

Paris (France) and Cambridge (Massachusetts, USA), November 27, 2023 – 7am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related neuromuscular and respiratory diseases, today announced the appointment of Dr Yann Meunier and Professor Bernard Lévy to its Scientific Advisory Board.

Yann Meunier is a US-based healthcare professional, currently Professor and Director of the International Institute of Medicine and Science, Inc (IIMS), where he leads the development and implementation of innovative educational programmes and research projects in global health and related fields. He is also a consultant and health expert with HealthConnect International LLC. Over the course of his career, he has worked with leading organisations such as Stanford Hospital & Clinics, Stanford University School of Medicine, George Washington University and Université Paris VI. He has published widely in the international medical literature and, as an investigator, has led and participated in clinical trials for new treatments for HIV/AIDS, tropical and infectious diseases, and cardiovascular and respiratory diseases.

Bernard Lévy is Professor Emeritus of Physiology and a senior member of PARCC (Inserm U970). He headed the physiology and functional investigations department and the Inserm cardiovascular research centre at Lariboisière Hospital in Paris. After studying medicine, he focused on physiology, fluid mechanics, cardiology and vascular medicine. His work focuses on vascular biology in ageing, hypertension, diabetes and Alzheimer's disease, and he has particularly studied the functions of the renin-angiotensin system in these different diseases.

Stanislas Veillet, CEO of Biophytis, commented: "We are delighted to welcome two important new members to our Scientific Advisory Board, who will be able to contribute actively to the discussions and reflections on Biophytis' strategy and the development plans for our drug candidates in their various indications. In particular, Bernard Lévy will bring us his in-depth knowledge of the renin-angiotensin system, a key system for the proper functioning of muscular and cardio-respiratory functions, which we are specifically targeting with our drug candidate BIO101. For his part, Yann Meunier, the infectiologist behind the discovery of HIV, will be contributing his expertise in respiratory infections, which are still a major public health problem today. This high-level scientific support is crucial to positioning BIO101 as effectively as possible, particularly in its most advanced indications of COVID-19 and sarcopenia.”

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project), enabling the preparation of conditional marketing authorization (CMA) applications in Europe and Emergency Use Authorization (EUA) applications in the United States. A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as «outlook, "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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